DM

18007478

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received MAR 05 2018 WASH, D.C.

SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6620 West Broad Street
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott R. Reeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive officer

Title

Notary Public

Embossed Hereon Is My
Commonwealth Of Virginia Notary Public Seal
My Commission Expires July 31, 2018
BRUCE D. KAUFMAN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Brokerage Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2017 (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statement as a whole.

KPMG LLP

We have served as the Company's auditor since 1993.

Richmond, Virginia
March 2, 2018

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2017

(Dollar amounts in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	5,202
Commissions receivable		1,319
Other assets		36
Total assets	$	6,557
Liabilities and Shareholder's Interest		
Liabilities:		
Accounts payable and accrued liabilities		53
Current income taxes payable to affiliate		28
Total liabilities	$	81
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		4,531
Total shareholder's interest		6,476
Total liabilities and shareholder's interest	$	6,557

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2017

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, an indirect, wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

On October 21, 2016, Genworth entered into an agreement and plan of merger (the Merger Agreement) with Asia Pacific Global Capital Co., Ltd. (the Parent), a limited liability company incorporated in the People's Republic of China, and Asia Pacific Global Capital USA Corporation (Merger Sub), a Delaware corporation and an indirect, wholly-owned subsidiary of the Parent. Subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of certain conditions, Merger Sub would merge with and into Genworth with Genworth surviving the merger as an indirect, wholly-owned subsidiary of the Parent. The Parent is a newly formed subsidiary of China Oceanwide Holdings Group Co., Ltd. (together with its affiliates, China Oceanwide). China Oceanwide has agreed to acquire all of Genworth's outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash. At a special meeting held on March 7, 2017, Genworth's stockholders voted on and approved a proposal to adopt the Merger Agreement.

Genworth and China Oceanwide continue to work towards satisfying the closing conditions of their proposed transaction as soon as possible. To date, Genworth has announced approvals from the Virginia State Corporation Commission Bureau of Insurance, the North Carolina Department of Insurance, the South Carolina Department of Insurance and the Vermont Insurance Division. In February 2018, Genworth and China Oceanwide re-filed their joint voluntary notice with the Committee on Foreign Investment in the United States (CFIUS). In Genworth's most recent joint filing, Genworth provided an additional mitigation approach to further protect the personal data of Genworth policyholders and customers in the United States, the structure of which includes the participation of a leading U.S. third-party data administrator. Genworth and China Oceanwide are fully committed to developing an acceptable solution with CFIUS; however, there can be no assurance that CFIUS will ultimately agree to clear the transaction between Genworth and China Oceanwide on terms acceptable to the parties or at all. In addition to approval and clearance by CFIUS, the closing of the proposed transaction remains subject to the receipt of required regulatory approvals in the U.S., China, and other international jurisdictions and other closing conditions. Genworth and China Oceanwide also continue to be actively engaged with the other relevant regulators regarding the pending applications.

On November 29, 2017, Genworth, the Parent and Merger Sub entered into a Waiver and Agreement pursuant to which Genworth and the Parent each agreed to waive until April 1, 2018 its right to terminate the Merger Agreement and abandon the merger in accordance with the terms of the Merger Agreement. This was the second waiver and agreement extension, which extended the previous deadline of November 30, 2017, and allows additional time for regulatory reviews of the transaction. If Genworth is unable to reach an agreement as to a further extension of the deadline or are unable to

(Dollar amounts in thousands)

satisfy the closing conditions by the applicable deadline, then either party may terminate the Merger Agreement. Genworth and China Oceanwide remain committed to satisfying the closing conditions under the Merger Agreement as soon as possible.

The Company is an underwriting broker/dealer and is subject to the rules and regulations of the Securities and Exchange Commission, including Net Capital Rule 15c3-1. Based on the Company's broker dealer status and operations, the Company meets the exemption requirement from Rule 15c3-3(k)(1), as the Company does not obtain or maintain physical possession or control of customers' securities or accounts.

(b) Revenues and Expenses

In 2017, a majority of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2017.

Revenue and expenses related to the sale of variable life insurance and variable annuity products of affiliated insurance companies are recorded on the accrual basis, based on the trade date, as commissions from and commission on, respectively, affiliate insurance product sales in the statement of income.

Commissions from other product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies. Commissions are accounted for on an accrual basis.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Commissions Receivable

The Company does not carry commissions receivable balances greater than 90 days.

(e) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2017 and, therefore, has not included a statement of changes for such activities.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(g) Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued new accounting guidance related to revenue from contracts with customers, effective for us on January 1, 2018. The key principle of the new guidance is that entities should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. CBC has completed its review of all contracts with customers and has determined there is no change in the amount or timing of revenue recognition as a result of adopting the new guidance. Changes in financial statement presentation and disclosures as a result of adopting the new guidance will be reflected in the Company's 2018 financial statements.

(h) Income Taxes

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 25 combined/unitary state and city income tax returns of Genworth and files separate state income tax returns in 20 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2017, the Company had a blended state income tax rate of 7%.

Deferred tax assets and/or liabilities, if any, are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(Dollar amounts in thousands)

(2) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2017 consisted of the following components:

Current and deferred federal income tax expense	$	57
Current and deferred state income tax expense		9
Total current and deferred federal and state income tax expense	$	66

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.0%
State income tax, net of federal benefit	3.5
Total federal and state income tax expense	38.5%

Based on an analysis of the Company's tax position, there were no material deferred tax assets, and therefore, no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2017.

The Company has current income taxes liability of $28 as of December 31, 2017.

As of January 1, 2017, and December 31, 2017, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2017 Statement of Financial Condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

For tax years beginning in 2011, the Company was included in the life/non-life consolidated return filed by Genworth, and also filed various state and local tax returns. With possible exceptions (including the possibility that the IRS may examine tax years that impact Operating Loss Deduction carryforwards but are otherwise closed), the Company is no longer subject to U.S. Federal tax examinations for years through 2013. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. Federal examinations.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law. The enactment of the new law signified the first major overhaul of the U.S. federal income tax system in more than 30 years. The most significant provision to our financial statements is the corporate rate reduction from 35% to 21%. Impact of the TCJA to the 2017 financial statements was immaterial.

In January 2018, FASB released a staff Q&A document regarding application of the SEC's Staff Accounting Bulletin 118 (SAB 118). The FASB document provides that private companies that apply all relevant aspects of SAB 118 will be in compliance with U.S. GAAP. For items under the TCJA that are complete, we have reflected the income tax effects in the 2017 financial statements. For items under the TCJA that are

(Dollar amounts in thousands)

incomplete, but a reasonable estimate has been determined, we have recorded a reasonable estimate. For items for which a reasonable estimate cannot be determined at this time, we have applied existing guidance based on the provisions of the tax laws that were in effect prior to the TCJA being enacted. We will be working in good faith to complete the accounting for the changes adopted under the TCJA, and all accounting impacts will be completed within the measurement period, not to exceed one year.

(3) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company's commission revenue and commission expenses of $50,833 were derived from flexible and single premium variable life insurance and variable annuity contracts issued by Genworth Life and Annuity Insurance Company (GLAIC) and Genworth Life Insurance Company of New York, both affiliates of the Company.

The Company has a service fee agreement with GLAIC, whereby the Company will reimburse GLAIC $1,800, per quarter for a total of $7,200 for the year related to the underwriting, distributing, and servicing of GLAIC's variable annuity products. The Company also incurs and pays other, non-management fee related expenses to affiliates. Both of these fees are included in management fees to affiliates.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2017, the Company had net capital of $5,017, which was $5,012 in excess of its required minimum net capital of $5. As of December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

(7) Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2017 financial statements through March 2, 2018 the date the financial statements were issued, noting no additional matters requiring disclosure.

Schedule 1

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	6,476
Deduction of nonallowable assets and net capital adjustments:		
Commissions receivable		(1,319)
Other assets		(36)
Haircut on cash equivalents		(104)
Net capital		5,017
Total aggregate indebtedness		81
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		5
Minimum net capital requirements of Company		5
Net capital requirement		5
Excess net capital – net capital less net capital requirement	$	5,012
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	5,009
Ratio of aggregate indebtedness to net capital		0.02 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1 filed with the Financial Industry Regulatory Authority (FINRA) as of and for the year ending December 31, 2017.

See accompanying report of independent registered public accounting firm.

CAPITAL BROKERAGE CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)